UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BioNexus Gene Lab Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

090628207
(CUSIP Number)

July 19, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13G

CUSIP No. 090628207

1	Names of Reporting Persons Chan Chong Wong
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,031,427
	6	Shared Voting Power
	7	Sole Dispositive Power 1,031,427
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.80%[1]
12	Type of Reporting Person (See Instructions) IN

____________

1.

On July 19, 2023 the reporting person was a beneficial owner of 7.19% of the Issuer’s issued and outstanding shares of common stock. As of October 4, 2023 the reporting person has a beneficial ownership of 5.80% based on the shares of common stock outstanding as reported by the Issuer’s transfer agent.

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SCHEDULE 13G

CUSIP No. 090628207

1	Names of Reporting Persons Chi Yuen Leong
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,166,673
	6	Shared Voting Power
	7	Sole Dispositive Power 1,166,673
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.56%[2]
12	Type of Reporting Person (See Instructions) IN

____________

2.

On July 19, 2023 the reporting person was a beneficial owner of 8.06% of the Issuer’s issued and outstanding shares of common stock. As of October 4, 2023 the reporting person has a beneficial ownership of 6.56% based on the shares of common stock outstanding as reported by the Issuer’s transfer agent.

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SCHEDULE 13G

CUSIP No. 090628207

1	Names of Reporting Persons Wong Kim Hai
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 900,872
	6	Shared Voting Power
	7	Sole Dispositive Power 900,872
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.06%[3]
12	Type of Reporting Person (See Instructions) IN

____________

3.

On July 19, 2023 the reporting person was a beneficial owner of 7.20% of the Issuer’s issued and outstanding shares of common stock. As of October 4, 2023 the reporting person has a beneficial ownership of 5.06% based on the shares of common stock outstanding as reported by the Issuer’s transfer agent.

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SCHEDULE 13G

CUSIP No. 090628207

1	Names of Reporting Persons Soo Kow Lai
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,250,001
	6	Shared Voting Power
	7	Sole Dispositive Power 1,250,001
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.03%[4]
12	Type of Reporting Person (See Instructions) IN

____________

4.

On July 19, 2023 the reporting person was a beneficial owner of 8.63% of the Issuer’s issued and outstanding shares of common stock. As of October 4, 2023 the reporting person has a beneficial ownership of 7.03% based on the shares of common stock outstanding as reported by the Issuer’s transfer agent.

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SCHEDULE 13G

CUSIP No. 090628207

1	Names of Reporting Persons Tai Tan Liong
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,041,706
	6	Shared Voting Power
	7	Sole Dispositive Power 1,041,706
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.85%[5]
12	Type of Reporting Person (See Instructions) IN

____________

5.

On July 19, 2023 the reporting person was a beneficial owner of 7.20% of the Issuer’s issued and outstanding shares of common stock. As of October 4, 2023 the reporting person has a beneficial ownership of 5.85% based on the shares of common stock outstanding as reported by the Issuer’s transfer agent.

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SCHEDULE 13G

CUSIP No. 090628207

1	Names of Reporting Persons Tham Too Kam
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 875,872
	6	Shared Voting Power
	7	Sole Dispositive Power 875,872
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 4.92%[6]
12	Type of Reporting Person (See Instructions) IN

____________

6.

On July 19, 2023 the reporting person was a beneficial owner of 7.03% of the Issuer’s issued and outstanding shares of common stock. As of October 4, 2023, the reporting person has a beneficial ownership of less than 5% based on the shares outstanding as reported by the Issuer’s transfer agent.

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 SCHEDULE 13G

CUSIP No. 090628207

1	Names of Reporting Persons Tan Kuan Yew
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 594,243
	6	Shared Voting Power
	7	Sole Dispositive Power 594,243
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 3.34%[7]
12	Type of Reporting Person (See Instructions) IN

____________

7.

On July 19, 2023 the reporting person was a beneficial owner of 5.08% of the Issuer’s issued and outstanding shares of common stock. As of October 4, 2023, the reporting person has a beneficial ownership of less than 5% based on the shares outstanding as reported by the Issuer’s transfer agent.

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Item 1.

(a)	Name of Issuer: BioNexus Gene Lab Corp.

(b)	Address of Issuer’s Principal Executive Offices: Unit 02, Level 10, Tower B, Vertical Business Suite Bangsar South, 8 Jalan Kerinchi 59200 Kuala Lumpur Malaysia

Item 2.

(a)

Name of Person Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Chan Chong Wong

Chi Yuen Leong

Soo Kow Lai

Wong Kim Hai

Tai Tan Liong

Tham Too Kam

Tan Kuan Yew

(b)

Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

Unit 02, Level 10, Tower B, Vertical Business Suite

Bangsar South, 8 Jalan Kerinchi

59200 Kuala Lumpur

Malaysia

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(c)	Citizenship: The citizenship of each of the Reporting Persons is: Malaysia

(d)	Title and Class of Securities: Shares of common stock

(e)	CUSIP No.: 090628207

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of October 4, 2023:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2023

/s/ Chan Chong Wong
Chan Chong Wong

/s/ Chi Yuen Leong
Chi Yuen Leong

/s/ Soo Kow Lai
Soo Kow Lai

/s/ Wong Kim Hai
Wong Kim Hai

/s/ Tai Tan Liong
Tai Tan Liong

/s/ Tham Too Kam
Tham Too Kam

/s/ Tan Kuan Yew
Tan Kuan Yew

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